Exhibit 99.1

AMENDMENT AGREEMENT

This Amendment Agreement (the “Agreement”), dated as of April 20, 2022, is entered into by and between China Xiangtai Food Co. Ltd., a Cayman Islands exempted company (the “Company”), and Siyuan Zhuang (the “Holder”), and amends (i) a convertible debenture issued by the Company initially to the YA II PN, Ltd. (the “Prior Holder”) on July 17, 2020 (the “Fifth Convertible Debenture”), (ii) a convertible debenture issued by the Company initially to the Prior Holder on August 14, 2020 (the “Sixth Convertible Debenture”); and (iii) a convertible debenture issued by the Company initially to the Prior Holder on November 13, 2020 (the “Seventh Convertible Debenture” and collectively along with the Fifth Convertible Debenture and the Sixth Convertible Debenture, the “Convertible Debentures”), each issued pursuant to a Securities Purchase Agreement entered into between the Company and the Prior Holder on June 19, 2020 as amended on April 14, 2021 (the “Securities Purchase Agreement”). Pursuant to a Debenture Purchase Agreement dated June 10, 2021, the Prior Holder sold, transferred and assigned the Convertible Debentures to the Holder.

BACKGROUND

(A)	As of the date hereof, $700,000.00 of principal, plus accrued and unpaid interest thereon, remains outstanding on the Fifth Convertible Debenture.

(B)	As of the date hereof, $300,000.00 of principal, plus accrued and unpaid interest thereon, remains outstanding on the Sixth Convertible Debenture.

(C)	As of the date hereof, $300,000.00 of principal, plus accrued and unpaid interest thereon, remains outstanding on the Seventh Convertible Debenture.

(D)	Pursuant to section 1(a) of each of the Convertible Debentures, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid interest, and any other amounts outstanding on the one-year anniversary of the issuance date of each Convertible Debenture.

(E)	Pursuant to section 1(c) of each of the Convertible Debentures, the Company shall make monthly payments if the daily VWAP is less than the floor price for a period of ten (10) consecutive Trading Days.

(F)	Pursuant to 3(a)(ii) of each Convertible Debenture, the Conversion Price shall be the lower of (i) $3.00 or (ii) 93% of the average of the 4 lowest daily VWAPs during the 10 consecutive Trading Days immediately preceding the Conversion Date or other date of determination, but not lower than the Floor Price.

(G)	Pursuant to section 13(j) of each of the Convertible Debentures, the Convertible Debentures are convertible into the ordinary shares of the Company pursuant to their terms subject to a floor price of $2.50 per share.

(H)	The parties desire to amend section 1(a) and 13(j) and waive section 1(c) of each Convertible Debenture pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and representations, warranties and covenants herein set forth, the parties hereto agree as follows:

1.	Definitions and interpretation

1.1       Capitalized terms not otherwise defined herein shall have the meanings set forth in the Convertible Debentures.

2.	Amendments to the Convertible Debentures

2.1           Amendment of Maturity Date of Each Convertible Debenture. Section 1(a) of each Convertible Debenture shall be deleted and replaced with the following:

1(a)     On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid interest, and any other amounts outstanding pursuant to the terms of this Debenture. The “Maturity Date” shall be December 31, 2022, as may be extended at the option of the Holder. Other than as specifically permitted by this Debenture, the Company may not prepay or redeem any portion of the outstanding Principal and accrued and unpaid Interest.

2.2           Amendment of the Conversion Price of Each Convertible Debenture. Section 3(a)(ii) of each Convertible Debenture shall be deleted and replaced with the following:

3(a)(ii) “Conversion Price” means $0.66 per share. The Conversion Price shall be adjusted from time to time pursuant to the other terms and conditions of this Debenture.

2.3            Amendment of the Floor Price of Each Convertible Debenture. Section 13(j) of each Convertible Debenture shall be deleted and replaced with “[Reserved]”.

2.4           Waive of Monthly Payments. The Buyer hereby agrees to waive and cancel the start of the monthly cash amortization payments that otherwise would be due by the Company pursuant to Section 1(c) of the Convertible Debentures.

2.5            Waiver of Limitation. The parties hereby agree that the conversion limitation set forth in section 3(c)(ii) of each of the Convertible Debentures relating to conversions using the Variable Conversion Price shall not apply.

3.	Representations and warranties

3.1	Each party to this Agreement represents and warrants to the other as of the date of this Agreement that:

(a)       it has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement;

(b)       it has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement and no further action is required by it, its Board of Directors or managers or its stockholders or members in connection therewith; and

(c)       the obligations assumed by it in this Agreement are legal, valid, and enforceable obligations binding on it in accordance with its terms.

3.2            The Company represents and warrants to the Holder that any additional shares that may be issued as a result of this Agreement and the amendments of Convertible Debentures have been duly authorized and, when issued in accordance with the terms of the respective Convertible Debentures, shall be validly issued and duly authorized.

4.	Counterparts and delivery

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.	Governing law

This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

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IN WITNESS WHEREOF, the Company and the Holder have caused this Amendment Agreement to be signed by their duly authorized officers.

CHINA XIANGTAI FOOD CO., LTD.

By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board

SIYUAN ZHUANG

By:	/s/ Siyuan Zhuang
	Name:	Siyuan Zhuang